

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
John T. Hayes
Chief Financial Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

> **Re: Urstadt Biddle Properties Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2013**
> **Filed January 13, 2014**
> **File No. 001-12803**

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 14

Lease Expirations – Total Portfolio, page 15

1.   We note that the percentages listed under the "Percentage of Total Leased Square Feet" column in the lease expiration table on page 15 appear to represent the percentages of the total annual base rent that is represented by the expiring leases. Please advise and confirm that in future Exchange Act periodic reports, you will revise your disclosure in this table to provide the percentage of the total annual base rent that is represented by the expiring leases.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations, page 29</u>

2.   We note your disclosure on page 30 that the Company leased or renewed approximately 1.23 million square feet in 2013. In future Exchange Act periodic reports, please include a more detailed discussion of leasing results for the prior period, including the amount of vacant space at the beginning of the year and at the end of the year. We further note that on page 23 of your Form 10-Q filed on March 11, 2014, you disclose the amounts for tenant improvements and incentives for both new leases and renewals on a per square foot basis. In future Exchange Act periodic reports, please disclose these amounts for tenant improvements and incentives separately, or advise.

3.   In your future Exchange Act reports, please disclose what properties are excluded from your "properties held in both periods" disclosure and whether properties that are in the process of being re-tenanted are included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3404 with any other questions.

                                                        Sincerely,

                                                        /s/ Kristina Aberg

                                                        Kristina Aberg
                                                        Attorney-Advisor